UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. 3)

THE FASHION HOUSE HOLDINGS, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

31185P106
(CUSIP Number)
Westrec Capital Partners, LLC 16633 Ventura Boulevard Encino, California 91436
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 6, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d- l(e), 240.13d-l(f) or 240.13d- l(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	31185P106
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Westrec Capital Partners, LLC
2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	☐
(b)	☐
3. SEC Use Only
4. Source of Funds (See Instructions)	WC
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6. Citizenship or Place of Organization	Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power
8. Shared Voting Power	80,276,960(1)
9. Sole Dispositive Power
10. Shared Dispositive Power	80,276,960(1)
11. Aggregate Amount Beneficially Owned by Each Reporting Person	80,276,960(1)
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13. Percent of Class Represented by Amount in Row (11)	76.4%(1)
14. Type of Reporting Person (See Instructions)
PN

(1) The Issuer is authorized to issue 100,000,000 shares of common stock and currently has 24,887,063 shares of common stock issued and outstanding. Although the Reporting Persons are entitled to 80,276,960 shares of common stock under the warrant originally issued in September 2006, the Issuer does not have enough authorized shares to issue all of the underlying shares of common stock should the Reporting Persons exercise the warrant.

CUSIP No.	31185P106
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Michael M. Sachs
2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)
3. SEC Use Only
4. Source of Funds (See Instructions)	AF
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6. Citizenship or Place of Organization	United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power
8. Shared Voting Power	80,276,960(1)
9. Sole Dispositive Power
10. Shared Dispositive Power	80,276,960(1)
11. Aggregate Amount Beneficially Owned by Each Reporting Person	80,276,960(1)
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13. Percent of Class Represented by Amount in Row (11)	76.4%(1)
14. Type of Reporting Person (See Instructions)
IN

(1) The Issuer is authorized to issue 100,000,000 shares of common stock and currently has 24,887,063 shares of common stock issued and outstanding. Although the Reporting Persons are entitled to 80,276,960 shares of common stock under the warrant originally issued in September 2006, the Issuer does not have enough authorized shares to issue all of the underlying shares of common stock should the Reporting Persons exercise the warrant.

INTRODUCTION

This Amendment No. 3 to Schedule 13D (the “Amendment”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on December 22, 2006, as amended on January 26, 2007 and May 18, 2007 (the “Schedule 13D”) by Westrec Capital Partners, LLC, a limited liability company organized under the laws of the State of Delaware (“Westrec”), and Michael M. Sachs (“Sachs,” and with Westrec the “Reporting Persons”). Capitalized terms not otherwise defined herein have the meanings ascribed thereto in the Statement. Only those Items amended are reported herein.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended by the addition of the following to the end of Item 3:

As of the date of this Amendment, the Reporting Persons have not exercised any of these warrants.

ITEM 4.    PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended by the addition of the following to the end of Item 4:

Effective August 6, 2007, the September Warrant had vested as to 80,276,960 Warrant Shares, at an exercise price of $0.05 per share. The exercise price was reduced to $0.05 per share and the number of Warrant Shares immediately prior to such adjustment was proportionately increased as a result of the Company’s failure to raise additional capital, in accordance with the terms and conditions of the credit enhancement agreement, described below in Item 6 of this Schedule 13D.

Although they have no present plans to do so, the Reporting Persons may from time to time make further acquisitions of securities for investment purposes. In addition, and although it has no present plans to do so, Westrec may from time to time sell shares it acquires upon exercise of the Warrants in open market or private transactions.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER

Item 5 is hereby amended to include the information set forth below, and is supplemental, not a complete restatement of the text of Item 5 in Schedule 13D:

Except for the vesting of additional shares under the September Warrant, there have been no acquisitions or dispositions of beneficial ownership of the Common Stock of the Issuer by the Reporting Persons since filing of the Schedule 13D.

As of August 6, 2007, the aggregate number and percentage of class of securities identified pursuant to Item 1 beneficially owned by each Reporting Person may be found in rows 11 and 13 of the cover pages. The percentage is calculated based on the 24,887,063 shares of Common Stock reported outstanding in the Issuer’s Form 10-QSB for the quarter ended June 30, 2007, as filed with the Securities and Exchange Commission. However, the Issuer does not have enough shares of Common Stock authorized to issue all of the shares of Common Stock underlying the September Warrant.

ITEM 6.    CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER.

Item 6 is hereby amended to include the information set forth below, and is supplemental, not a complete restatement of the text of Item 6 in Schedule 13D:

The Reporting Persons and the Issuer have entered into another credit enhancement agreement dated September 15, 2006, which was amended and restated as of December 20, 2006 and modified by a letter agreement dated as of April 10, 2007 and July 9, 2007. Pursuant to this agreement, as amended and restated, Westrec may make direct loans to the Issuer that bear interest at a rate equal to the great of 20% per annum or the sum of (i) the Wall Street Journal Prime Rate plus 11.75% per annum. These loans are due and payable on demand and may be evidenced by a note in form and substance satisfactory to Westrec.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 7(i) Letter Agreement dated July 9, 2007 between The Fashion House Holdings, Inc., The Fashion House, Inc. and Westrec Capital Partners, LLC.

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 13, 2007	Westrec Capital Partners, LLC By: /s/ Michael M. Sachs Michael M. Sachs, Member
/s/ Michael M. Sachs Michael M. Sachs